

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via E-mail
Gary S. Winemaster
Chief Executive Officer and President
Power Solutions International, Inc.
655 Wheat Lane
Wood Dale, IL 60191

> **Re: Power Solutions International, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2011**
> **File No. 333-174543**

Dear Mr. Winemaster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Calculation of Registration Fee

1.   We note that you are registering 75,360,014 unissued shares for sale while, according to page 85, you have less than 40,000,000 authorized and unissued shares. You should not register for sale shares that you are not authorized to issue. Please revise accordingly, and file a revised exhibit 5.1 that does not assume due authorization or condition its conclusions regarding due authorization.

2.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09. When providing your analysis in response to this question, please address:

- the number of offered shares relative to the number of outstanding shares held by non-affiliates before the April 29, 2011 transaction;
- the number of shares held by each group of related selling security holders relative to the number of outstanding shares held by non-affiliates before the April 29, 2011 transaction;
- the number of offered shares held by your financial advisors and persons related to your financial advisors;
- how your analysis of the length of time the selling security holders have held the offered shares is affected by the fact that you have not yet been authorized to issue all of the offered shares under applicable state law;
- the reset provisions of the securities;
- the rights and powers given to the selling stockholders in exhibits 10.4, 10.5 and 10.8; and
- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and
  - the relationship of the date on which each such selling shareholder entered into that short position to (1) the date of the announcement of the transaction in which you sold the preferred stock to the selling security holders and (2) the filing of the registration statement (*e.g.*, before or after the announcement of the transaction in which you sold the preferred stock the selling security holders, before the filing or after the filing of the registration statement, *etc.*)

Prospectus

3.   Please eliminate from the forepart of your document defined terms like those in parentheses and quotations marks. Also, avoid reliance on defined terms in the other parts of your prospectus, including in your description of your credit agreement on page 34. If the terms you use are clear from context, the definitions are unnecessary; if the terms you use are not clear from context, revise your document for clarity. See Updated Staff Legal Bulletin No. 7 (June 7, 1999) sample comments 1, 3, 4, 5 and 39.

Prospectus Cover Page

4.   Refer to your statement that your common stock is quoted on the OTC Bullet Board. Please provide us information regarding the quotations, sales price and sales volume of your common stock reported on the OTC Bulletin Board during the past two years. Separately identify any quotations by a selling shareholder. Ensure that your response is limited to information related to the OTC Bulletin Board. If the price of your shares is not yet quoted on the OTC Bulletin Board, please disclose the fixed price at which the securities will be sold in this offering; if this offering is not a primary offering, we will

not object if you disclose that the securities will be sold at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

About this Prospectus, page i

5.   Please provide us your analysis supporting why you believe that the last sentence of the third paragraph of this section is consistent with Section 12(a)(2) of the Securities Act.

6.   Your prospectus summary should follow a one-page prospectus cover. Although we do not object to the location of the table of contents, the other information between your prospectus cover and summary should be relocated to a more appropriate section of your document.

Prospectus Summary, page 1

7.   Please replace vague terms like "solutions" and "systems" with a clear, direct statement of what you do; use concrete, every day terms, and avoid industry jargon. If your business is to resell the products of your suppliers after modifying them with components from other suppliers, as suggested by your disclosures on page F-21 and your lack of patents, please ensure that this also is clear from your revised summary.

8.   Please tell us why you do not believe that any of the information from your financial statements should be highlighted in your prospectus summary.

Business, page 1

9.   Refer to your statement that your "customers include large, industry-leading, multinational organizations." Please tell us the number of your customers that are large, industry-leading, multinational organizations and the portion of your revenue that those customers represent.

10.   Please tell us the portion of your business represented by the "many" of your products that "produce emissions significantly lower than those required" by applicable regulations. Also tell us the portion of your business derived from products that run on "alternative fuel."

11.   Please file as exhibits to this registration statement the packaging and distribution agreements that you mention in the third paragraph.

12.   Please tell us why you highlight only one distribution partner in the summary. Also tell us:
        • the portion of your business derived from your agreements with Caterpillar affiliates, and

- whether you modify substantially the products you purchase from Caterpillar affiliates before you resell them. If you do modify the products, please tell us the nature of the modifications and how they materially change the product you purchased from the Caterpillar affiliates. Include in your response the extent to which your modifications affect the selling price of the product you purchase from Caterpillar.

13.   Please provide us independent, objective support for your statements regarding broadest ranges, lower cost and faster design turnaround in the first paragraph and world leadership in the third paragraph. Also, provide us such support for

- your statement of leadership in the second paragraph of your "Corporate History" section on page 1 and the percentage of your sales to each continent that you highlight in that paragraph; and
- your statement that you are "unmatched by any competitor" on page 43.

14.   Please reconcile your disclosure here that you supply hybrid products with your disclosure on page 43 that such products are in development.

Risk Factors, page 5

We are dependent on our relationships with our OEM customers, page 6

15.   Please replace the vague terms "limited number," "significant portions," and "some" in the first paragraph with more specific disclosure.

We are dependent on relationships with our material suppliers, page 6

16.   Please file as exhibits to your registration statement the agreements that create the exclusive relationships that you mention in this risk factor. Please also file the January 20, 2011 waiver mentioned in the second risk factor on page 9.

17.   Please quantify your dependence of key suppliers. We note for example your disclosure on page F-21.

If we fail to adequately protect our intellectual property rights…, page 10

18.   Please disclose the principal countries in which you sell your products that are subject to the risks identified in the last sentence of the second paragraph of this risk factor.

If we face claims of intellectual property infringement, page 10

19.   Please clarify why you cannot be certain whether you infringe on rights held by others.

Concentration of ownership, page 16

20.   Please clarify briefly how a reverse split would change a holder's percentage ownership.

Price Range of Common Stock, page 22

21.   Please clarify whether the information you present is from the OTC Bulletin Board or the OTCQB.

22.   Refer to your second paragraph in this section. Please clarify whether you satisfy the initial listing criteria of any national securities exchange. If you do not, please tell us which criteria you do not satisfy and how you intend to achieve compliance with those criteria.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Critical accounting policies and estimates, page 26

-Inventories, page 26

23.   We note your disclosure here on how you evaluate your inventory for a decline in net realizable value. Please revise your filings to discuss in more detail how you develop certain of your assumptions such as "future demand" for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for future demands, how accurate your estimates of future demand have been in the past and how much the estimates of future demand have changed in the past.

Results of Operations, page 27

24.   When you attribute changes to multiple reasons, please quantify the effect each reason mentioned. For example, we note the multiple reasons cited in your "General and administrative" paragraph on page 28. We also note your references to multiple reasons for increased sales.

Three months ended March 31, 2011 compared with three months ended March 31, 2010, page 27

25.   Although we note your disclosure that "increases in sales to existing customers" impacted your revenues for the period, there is no indication of how unit volumes and/or changes in selling prices attributed to the increase. Please separately quantify the effects of volume and pricing changes on your results of operations. Refer to Item 303(a)(3)(iii) of Regulation S-K. Please note this comment also applies to your discussion of the results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009.

Income tax expense, page 28

26.   Please describe the nature and duration of the tax credits that you mention here.

Liquidity and capital resources, page 31

27.   Please revise to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Credit Agreement, page 34

28.   Please discus more fully the reasons for your previous covenant non compliance. Also discuss with specificity the covenants in your current credit arrangements that materially affect your operations or that you are at risk of violating.

Business, page 38

Industry and Market Overview, page 39

29.   Please tell us whether the industry data that you cite here and throughout your document is publicly available, whether the data was commissioned by you, whether the data was prepared for use in your registration statement, and whether you have any relationship with the authors. Tell us whether you are using the most recently available data. Also, tell us whether you obtained the consent of the authors to cite the data as you have done.

Our Superior Technology, page 47

30.   Please tell us whether the chart that you include is this section represents the typical performance of your products.

Company History, page 47

31.   Please describe the business of the registrant before the reverse merger. Also, disclose how you disposed of the assets and liabilities of that business.

Our Products, page 48

32.   Please tell us the objective criteria you used to determine which customers to name in this section and at the bottom of page 52. Also, tell us whether any other customers satisfy those criteria.

33.   It appears from the pictures on page 49 that you derive revenues equally from each of the categories presented. Please tell us the portion of you revenue from each such category.

Power Generation, page 49

34.   We note that you identify Caterpillar as both a customer and a supplier. With a view toward clarified disclosure, please tell us whether you resell to Caterpillar the products you purchase from it and the portion of your business derived from sales to Caterpillar.

Oil and Gas, page 49

35.   Please clarify how your products address the issues related to the Gulf of Mexico oil leak that you mention.

Customers, page 52

36.   Please disclose your material arrangements with your principal customers including the contractual pricing arrangements with customers that are mentioned in the first risk factor on page 8 and the "sourcing relationships" in Asia mentioned on page 43.

Operations and Research and Development, page 53

37.   Please clarify the portion of your engineering activities that are outsourced and the material terms of your outsourcing arrangement.

Manufacturing, page 53

38.   Please clarify what you mean by product assembly. For example, does this involve assembling engines or adding the ancillary systems described in the final paragraph on page 47.

Supplier Relationships, page 54

39.   Please disclose the material terms of your written and unwritten relationships with your suppliers, including the terms of the exclusivity mentioned on page 6 and the duration and termination provisions. File the material agreements as exhibits. Also, please tell us why you do not name your exclusive supplier.

Sales and Marketing…, page 54

40.   Please disclose the states in your 12-state territory mentioned on page 55.

41.   Please describe your regional and European distributor networks, including the number of distributors and the nature of your agreements with them, including duration and material

termination provisions. Also, describe the nature of your agreements with local sales and support organizations.

Intellectual Property, page 55

42.   We note your references in this section to licenses. Please disclose the terms of the licenses, including duration, termination provisions and material obligations of the parties. File material licenses as exhibits to your registration statement.

Our Products, page 56

43.   Please provide a more complete description of the certification process, including the duration of the testing, the length of time between submitting the test results and the receipt of certification, whether you can sell products before production line testing and field compliance testing, the duration of the certification, the date your material certifications expire, and how the certification can be terminated.   Also, please clarify the significance of being the "Manufacturer of Record" that you mention on page 55.

Selling Stockholders, page 73

44.   Please reconcile the second and last sentences of the first paragraph on page 74.

45.   Please tell us the reasons for the differences between the beneficial ownership reported in this table and the information regarding your greater than five percent beneficial owners in the table on page 70. In your response, cite all authority that permits such different disclosure in the tables.

46.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please state clearly the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder. For example, in footnote 32, it is unclear whether the natural person you identify is the person who exercises voting and dispositive power with respect to the offered shares. Also, it is unclear who is the natural person who exercises voting and dispositive power with respect to the shares offered by the Cooper Family Trust.

Material Relationship, page 80

47.   Please disclose the nature and duration of the consulting services provided by Robert Castillo for which you paid $6,667.

Certain Relationships, page 81

48.   Please describe in this section the voting agreement mentioned on page 87. Also, show the effect of the agreement in your beneficial ownership table on page 70.

49.   Please provide the information required by Regulation S-K Item 404(c)(1)(ii) with regard
        to your acquisition of The W Group.

50.   Please describe the rights that you gave related persons via the purchase agreement filed
        as exhibit 10.4. We note for example section 7.13 and 7.14 of that exhibit.

Description of Capital Stock, page 85

51.   Please state clearly the number of votes per share of each class of stock. If the number of
        votes is based on a formula, please indicate the number of votes per share that the
        formula generates.

52.   Please describe the "reset" provisions of your preferred stock and warrants. We note for
        example your disclosure on pages P-9 and P-12.

Series A Convertible Preferred Stock, page 85

53.   Please revise the second paragraph to provide a clear, concise explanation of the terms of
        the preferred stock. Avoid long, complex sentences. Also explain the purposes of the
        formulas.

Description of the Warrants, page 86

54.   Please describe the cashless exercise features of your warrants.

Reverse Split and Migratory Merger, page 87

55.   Please explain the material differences between the rights of security holders under the
        laws and documents governing the Nevada corporation before the "migratory merger"
        and the Delaware corporation after that merger.

Registration Rights, page 88

56.   Please disclose when you shares can be resold pursuant to Rule 144. Include the effect of
        Rule 144(i). Also, in an appropriate section of your prospectus, explain the effect of
        exhibit 10.8.

Plan of Distribution, page 91

57.   Please provide the legal basis on which you rely to include in your definition of selling
        security holders, donees, pledges, transferees or other successors in interest for the
        purposes of this offering, as you do here and on the cover page. Cite all authority on
        which you rely. Refer to Securities Act Rules Compliance and Disclosure Interpretation
        220.04 in your response.

Index to Financial Statements, page F-1

58.   Please revise to include updated financial statements and related disclosures in your
       filing, as necessary, as required by Rule 8-08 of Regulation S-X. Similarly, please update
       your pro forma financial statements starting on page P-1 and any related information, as
       applicable, included within the filing to comply with Rule 8-05 of Regulation S-X.

Interim Financial Statements, page F-2

General

59.   As applicable, please revise your unaudited condensed financial statements to also
       address the comments issued below in connection with your annual audited financial
       statements.

Annual Financial Statements, page F-11

Note 2. Summary of significant accounting policies, page F-16

-Subsequent Events, page F-16

60.   We note your disclosures here related to the transaction that occurred between Power
       Solutions International, Inc. (formerly known as Format, Inc.) and The W Group on April
       29, 2011. We further note that you expect to account for this transaction as a reverse
       merger recapitalization since, at the time of the acquisition, PSI Inc., was a company with
       minimal assets and liabilities. We finally note from Format, Inc.'s 2010 Form 10-K that
       Format had approximately $53,000 of total assets outstanding and approximately $77,000
       of revenue as of and for the year ended December 30, 2010. Please revise your filing to
       explain in more detail why you are accounting for this transaction as a reverse merger
       recapitalization. Within your response, please explain to us why you believe that Format,
       Inc. was a non-operating public shell corporation at the time of the transaction. Cite the
       accounting literature relied upon and how you applied it to your situation. Refer to the
       guidance in 805 of the FASB Accounting Standards Codification.

61.   We note that the conversion rate of the preferred stock is subject to adjustment. We
       further note from page P-9 that the private placement warrants contain certain reset
       provisions. Please revise your filing to explain the key terms, including the pertinent
       rights and privileges, of the preferred stock, the private placement warrants, and the Roth
       warrants. Refer to the guidance in 505-10-50-3 of FASB Accounting Standards
       Codification.

-Revenue Recognition, F-18

62.   We note that you may enter into bill and hold arrangements with your customers. Please
       revise your filing to explain in more detail the nature of your bill and hold arrangements

with your customers and to explain how you meet the criteria outlined in SAB Topic 13A3(a) in order to recognize revenue when delivery has not occurred.   Within your discussion, please quantify the amount of revenue and related costs of sales whereby your customers have not taken delivery of their products but you have recognized revenue under these bill and hold arrangements as of December 31, 2010 and March 31, 2011.

63.   We note from page 54 and throughout the filing that you sell your products to distributors. Please tell us and revise your note to explain the nature and significant terms of these arrangements with distributors, including any post shipment obligations and acceptance provisions that may exist and how you account for such obligations. Within your discussion, please explain if you grant price concessions to your distributions and if so, tell us how you account for price concessions. Refer to SAB Topic 13 and section 605-15-25 of the FASB Accounting Standards Codification as appropriate.

-Accounts Receivable and Allowance for Doubtful Accounts, page F-18

64.   We note that you require payment for your accounts receivable between 30 to 150 days. Please revise your filing to explain how your extended payment terms impact your revenue recognition.

-Warranty Costs, page F-21

65.   Please revise your filing to include the disclosures outlined in 460-10-50-8(c) of the FASB Accounting Standards Codification related to your product warranties, to the extent material.

Index to Unaudited Pro Forma Combined Financial Statements, page P-1

Unaudited Pro Forma Combined Financial Statements, page P-2

66.   We note that on page P-3 that you prepared the pro forma financial statements using the reverse acquisition application of the acquisition method of accounting. Notwithstanding the comment issued above, please note that the merger of a private operating company into a non-operating public shell corporation with nominal net assets is generally considered to be a recapitalization. The accounting for a recapitalization is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Please revise your disclosure here and throughout the filing to consistently describe this transaction as a recapitalization, or tell us why you believe it is appropriate to characterize it as a reverse merger.

Unaudited Pro forma Combined Financial Statements, page P-2

67.   You may not disclaim responsibility for your disclosure. Please revise the qualification in the first sentence of the last paragraph on this page accordingly.

Unaudited Pro Forma Combined Balance Sheet, page P-4

68.   We note that within your shareholders' equity section that it appears that you present pro forma common and pro forma preferred share information (i.e. shares authorized, shares issued, and shares outstanding). Please revise your filing to clearly label the appropriate common and preferred share information as pro forma.

Unaudited Pro Forma Combined Statement of Operations, page P-5

69.   Further to the above, we note here and on page P-6 that you present pro forma common shares, as if converted. Please revise your filing here and on page P-6 to clearly label these share amounts as pro forma.

Note 2. Pro Forma Adjustments, page P-8

70.   Reference is made to adjustment (d). Please revise your filing to explain how you accounted for the preferred stock including why the embedded conversion option qualified for equity classification under 815-40-25 of FASB Accounting Standards Codification.

71.   Reference is made to adjustment (e). We note that you fair valued the private placement warrants at $2,887,000 utilizing the Black-Scholes option model. Please revise your filing to include the significant assumptions such as anticipated volatility, risk free rate, the common stock, etc. utilized in the Black-Scholes option pricing model and how the underlying assumptions were determined.

72.   Reference is made to adjustment (f). Please address the following comments related to the Roth warrants:

- Please revise your filing to explain how you determined the fair value of the Roth warrants. For instance, please disclose the methodology utilized in the determination of the fair value of the warrants, the significant assumptions and how the underlying assumptions were determined.
- Please also revise your filing to disclose if the Roth warrants contained certain reset terms, similar to the private placement warrants. If the Roth warrants contained these similar reset terms, please explain to us why you did not record the warrants at fair value as a derivative liability.

73.   We note that you provide a brief explanation for each adjustment made related to this transaction. Please address the following to more clearly explain the assumptions involved and the limitations of the pro forma information:

- Reference is made to adjustments (l) and (t). Please revise to explain in more detail how you determined the amount of the reduction in interest expense to record. Please provide the weighted average interest rates utilized and how they were determined.

- Reference is made to adjustments (m) and (u). Please revise to explain how you determined the loan fee amortization to eliminate and to record associated with the old credit agreement and the new Harris credit agreement.

74. Reference is made to adjustments (o) and (v). Please revise to disclose how you determined the tax impact related to the pro forma adjustments including the estimated tax rate and how you determined the estimated tax rate.

75. Reference is made to adjustments (s), (z), and pages P-12 through P-14. Please explain to us in more detail why the post-reverse stock split is factually supportable, directly attributable to the transaction and expected to have a continuing impact. Within your discussion, please explain why you believe that the occurrence of the reverse stock split is probable after the date of the most recent balance sheet filed for which pro forma information would be material to investors. Please also explain in more detail why you believe the contingency related to your shareholder approval for the reverse stock split has been met. Finally, please explain to us why you did not give effect to the preferred and common share information presented on page P-4 for the post-reverse stock split.

Note 3. Pro Forma Net Income (Loss) Per Share, page P-12

76. Please revise your filing to clearly explain how you calculated the $10.53, $23.27 and $.01 basic and diluted earnings per share information presented on page P-13 related to the allocation of undistributed earnings without the reverse stock split.

Note 3. Pro Forma Net Income (Loss) Per Share, page P-12

77. We note your disclosures on page P-13 that you refer to a recent valuation performed by independent consultants in determining the fair value of your common stock. Please tell us how you considered the guidance in Securities Act Sections Compliance and Disclosure Interpretation 141.02 related to the disclosure of your unrelated valuation specialist in the determination the fair value of your common stock. The guidance is available at the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Exhibits and Financial Statement Schedules, page II-3

78. Please file your complete articles of incorporation as amended, including the amendment that reflects your change of name.

79. We note your reference to April 29, 2011 amended and restated bylaws. With regard to each such bylaw amendment, please tell us where you provided a description of the provision adopted and, if applicable, the previous provision as required by Form 8-K

   Item 5.03. We note that your Form 8-K filed May 5, 2011 merely states that the amendments "generally modernize the bylaws..."

80. Please file the final, signed, complete agreements included as exhibits 10.4 and 10.5. We note for example the blank in section 7.12 and the missing signatures to the current exhibit 10.4. We also note the omission of signatures and schedule 1.2 to exhibit 10.5.

81. Please re-file exhibit 10.13 so that schedule 4 is legible.

Exhibit 5.1

82. The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) must be based on all relevant documents and facts, not merely a selected list of identified documents. Please file a revised opinion accordingly.

83. The opinion that you file to satisfy your obligations per Regulation S-K Item 601(b)(5) should not assume conclusions of law that are a requirement of the ultimate opinion given. We note for example the assumptions in clauses (a) and (b) of the fourth paragraph on page 3. We also note the assumption in the fifth paragraph on page 3.

84. Please tell us why you believe assumption (h) in the fourth paragraph of page 3 of the opinion is necessary and appropriate.

85. Given the date restriction in the penultimate paragraph of the opinion, please file an opinion that is dated as of the effective date of the registration statement.

Exhibit 23.1

86. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Tara Harkins at (202) 551-3639 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mark D. Wood, Esq.
    Katten Muchin Rosenman LLP